FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

     Authorized Capital Publicly-Held Company
Corporate Taxpayer s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição ( CBD ), pursuant to Article 12 of Brazilian Securities and Exchange Commission ( CVM ) Instruction 358 dated January 3, 2002, as amended, hereby discloses the following correspondence from Casino, Guichard-Perrachon.

São Paulo, October 6, 2011.

Paris, October 5th, 2011.

Companhia Brasileira de Distribuição ( CBD )
Avenida Brigadeiro Luis Antônio, 3142
01402-901 São Paulo, SP Brazil
Attn: Sr. Vitor Fagá de Almeida
Investor Relations Officer
Tel.: 55 11 3886-0421
Fax: 55 11 3886-2677
e-mail: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information Regarding Material Holding

Dear Sirs,

1. Pursuant to Article 12 of CVM Instruction No. 358/02, Casino, Guichard-Perrachon, a joint-stock company headquartered at 1, Esplanade de France 42000 Saint-Etienne, France ( Casino ), and its controlling shareholder Rallye SA (together with its subsidiaries and affiliates, Rallye ), also headquartered in France, hereby inform CBD of the following:

(i) Since the last disclosure made on June 29th 2011 in connection with Article 12 of CVM Instruction nº 358/02, Rallye acquired 3,907,123 preferred shares of CBD and 9,000,000 options to acquire preferred shares issued by CBD, each one granting the right to purchase one preferred share issued by CBD ("Call Options"). As of the date hereof Casino and Rallye hold, in aggregate, 36,813,288 preferred shares, representing 22.9% of all outstanding preferred shares of CBD, and 9,000,000 Call Options, which if exercised, would represent 5.6% of total preferred shares of CBD. Casino and Rallye, jointly, now hold directly and indirectly an economic interest of 44.6% in CBD, without considering the Call Options, which if exercised will increase the economic interest to 48.1%;

(ii) Such acquisition of shares does not affect nor change the corporate control of CBD which will continue to be exercised by Wilkes Participações S.A., in line with the provisions contained in both the Wilkes Shareholders Agreement, dated as of November 27, 2006, and the CBD's Shareholders Agreement, dated as of December 20, 2006, both duly filed in CBD's headquarter;

(iii) Neither Casino nor Rallye hold debentures convertible into shares issued by CBD;

(iv) The share acquisitions confirms Rallye s, as well as Casino s, long term commitment towards CBD and Brazil.

Sincerely, Casino, Guichard-Perrachon Rallye SA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 06, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.